*AB 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

15048641

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 02 2015
WASH, D.C.
194

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15543

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Boenning & Scattergood, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4 Tower Bridge 200 Barr Harbor Drive Ste 300
(No. and Street)

West Conshohocken (City) PA (State) 19428-2979 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Dale R. Weigand 610-684-5416
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kreischer Miller
(Name – *if individual, state last, first, middle name*)

100 Witmer Road Ste 350 (Address) Horsham (City) PA (State) 19044-2369 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/6/15

OATH OR AFFIRMATION

I, Dale R. Weigand, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Boenning & Scattergood, Inc., as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Notary Public

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Carol Scicchitano, Notary Public
City of Philadelphia, Philadelphia County
My Commission Expires Sept. 30, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition

December 31, 2014

BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition

December 31, 2014

BOENNING & SCATTERGOOD, INC.
December 31, 2014

CONTENTS

Kreischer Miller

PEOPLE | IDEAS | SOLUTIONS

100 Witmer Road, Suite 350, Horsham, PA 19044-2369
215-441-4600 ▪ fax: 215-672-8224 ▪ www.kmco.com

Report of Independent Registered Public Accounting Firm

The Stockholder and Board of Directors
Boenning & Scattergood, Inc.
West Conshohocken, Pennsylvania

We have audited the accompanying statement of financial condition of Boenning & Scattergood, Inc. (the Company) as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of the Company as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Kreischer Miller

Horsham, Pennsylvania
February 26, 2015

BOENNING & SCATTERGOOD, INC.

Statement of Financial Condition
December 31, 2014

ASSETS	
Cash and cash equivalents	$ 2,277,794
Receivables:	
Clearing broker, net	1,209,758
Parent company	2,702,276
Customers and other	433,696
Securities owned, at fair value	4,514,530
Cash surrender value of life insurance	507,154
Deposit with clearing broker	100,000
Leasehold improvements, net	18,061
Goodwill	370,516
Employee advances	395,061
Deposits and other prepaid expenses	463,560
Total assets	$ 12,992,406
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities:	
Securities sold, not yet purchased, at fair value	$ 98,971
Accounts payable	463,449
Accrued expenses	3,220,825
Total liabilities	3,783,245
Stockholder's equity:	
Common stock, $.0625 par value; 50,000 shares authorized , 4,065 shares issued and 3,897 outstanding	254
Additional paid-in capital	1,566,816
Retained earnings	8,056,055
Treasury stock, at cost, 168 shares	(413,964)
Total stockholder's equity	9,209,161
	$ 12,992,406

See accompanying notes to financial statements.

(1) Nature of Business

Boenning & Scattergood, Inc. ("the Company") is a registered broker-dealer and investment advisor with the Securities and Exchange Commission ("SEC") and is a registered broker-dealer with the Financial Industry Regulatory Authority ("FINRA"). The Company operates under the 1914 Advisors name for its investment advisory business.

The Company is a wholly owned subsidiary of Boenning & Scattergood Holdings, Inc. ("Holdings" or "the Parent").

The Company operates under the provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934 and, accordingly, is exempt from the remaining provisions of that rule. The Company executes and clears its customer securities transactions on a fully disclosed basis with a single clearing broker. The clearing broker carries all of the accounts of the customers and maintains and preserves all related books and records as are customarily kept by a clearing broker.

The Company, like other broker-dealers and investment advisors, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, and changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

(2) Summary of Significant Accounting Policies

Cash Equivalents

Short term investments with original maturities of three months or less and other highly liquid instruments, including money market funds, are considered cash equivalents.

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value

Proprietary securities transactions are recorded on trade dates. Profits or losses arising from all securities transactions entered into for the account and risk of the Company are recorded on the trade date basis.

The Company may sell a security it does not own. When the Company sells a security short, it must borrow the security sold short and deliver it to the broker-dealer through which it made the short sale. A gain, limited to the price at which the Company sold the security short, or a loss, unlimited in size will be realized upon the Company purchasing the security to cover the short sale.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Securities Owned and Securities Sold, Not Yet Purchased, at Fair Value, Continued

Securities are recorded at fair value in accordance with Financial Accounting Standards Board ("FASB") *Accounting Standards Codification* ("ASC") 820, *Fair Value Measurements and Disclosures.*

All securities owned are pledged to the clearing broker on terms which permit the clearing broker to sell or repledge the securities to others subject to certain limitations.

Cash Surrender Value of Life Insurance

Cash surrender value of life insurance represents the Company's equity in whole life policies on certain officers and employees of the Company.

Leasehold Improvements

Leasehold improvements are stated at cost. Leasehold improvements are amortized over the shorter of the lease terms or the estimated useful lives of the assets, which generally range from two to nine years. Betterments and renewals, which extend useful lives or capacities of the leasehold improvements, are capitalized.

Goodwill

The Company evaluates the carrying value of goodwill during the fourth quarter of each year and between annual evaluations if events occur or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carrying amount. Such circumstances could include, but are not limited to (1) a significant adverse change in legal factors or in business climate, (2) unanticipated competition, or (3) an adverse action or assessment by a regulator. When evaluating whether goodwill is impaired, the Company compares the fair value of the reporting unit to which the goodwill is assigned to the reporting unit's carrying amount, including goodwill. The fair value of the reporting unit is estimated using a combination of the income and discounted cash flow methods. If the carrying amount of a reporting unit exceeds its fair value, then an impairment loss would be measured and recognized.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Goodwill, Continued

The carrying amount of goodwill, and cumulative impairment losses for the year ended December 31, 2014, are as follows:

Goodwill	$ 500,000
Cumulative impairment losses	(129,484)
Goodwill, December 31	$ 370,516

Cumulative impairment losses, January 1	$ (129,484)
Impairment losses	-
Cumulative impairment losses, December 31	$ (129,484)

Employee Advances

From time to time, the Company makes advances to employees. These advances are unsecured and may be forgiven by the Company, as long as the respective employee satisfies certain criteria, as specified in his or her advance agreement. At December 31, 2014, advances to employees were $395,061.

Income Taxes

The Company is a wholly-owned subsidiary of Holdings. During 2007, the stockholder elected that the Company be taxed as an S corporation under the applicable provisions of federal and state law. Holdings is also taxed as an S corporation. Accordingly, the stockholders of Holdings are individually liable for the taxes on their respective shares of the Company's and Holdings' income or loss.

FASB ASC 740, *Income Taxes*, is the authoritative pronouncement on accounting for and reporting income tax liabilities and expense. FASB ASC 740 prescribes a more-likely-than-not recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken. In addition, FASB ASC 740 provides guidance on derecognition, classification and disclosure.

The Company files consolidated income tax returns with Holdings in the U.S. federal jurisdiction, and various other state jurisdictions. The Company's tax returns are subject to examination by the relevant tax authorities until expiration of the applicable statute of limitations, which is generally three years after the filing of the tax return. It is difficult to predict the final timing and resolution of any particular uncertain tax position. Based on the Management's assessment of many factors, including past experience and complex judgments about future events, Management does not currently anticipate significant changes in its uncertain tax positions over the next 12 months.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Income Taxes, Continued

While not required to do so, the Company generally makes periodic distributions to the Parent for federal and state income taxes.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash and cash equivalents, receivable balances, and cash surrender value of life insurance. The Company principally utilizes banks and the clearing broker to maintain its operating cash accounts and temporary cash investments. At certain times, such balances may be in excess of the FDIC and SIPC insurance limits. The Company provides services to its customers under contractual arrangements. The Company records reserves at levels considered by management to be adequate to absorb estimates of probable future losses (uncollectable accounts) existing at the statement of financial condition date. These reserves are based on estimates, and ultimate losses may differ from these estimates. At December 31, 2014, there was no reserve for uncollectable receivables. The Company purchases life insurance with cash surrender value from multiple insurance companies. At December 31, 2014, the total cash surrender value of life insurance policies with two companies was approximately $265,000 and $242,000, respectively. Amounts receivable from the Parent are unsecured.

The Company is engaged in various trading and brokerage activities in which its counterparties primarily include broker-dealers, banks, and other financial institutions. In the event the counterparties do not fulfill their obligations, the Company may be exposed to risk of default. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of its counterparties. Additional risks are described in Note 10.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Continued...

(2) Summary of Significant Accounting Policies, Continued

Recent Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (ASU) No. 2014-09, *Revenue from Contracts with Customers* (Topic 606), which updates the accounting guidance on revenue recognition. This standard is intended to provide a more robust framework for addressing revenue issues, improve comparability of revenue recognition practices, and improve disclosure requirements. The standard is effective for interim and annual reporting periods beginning after December 15, 2016. Early application is not permitted. The Company is currently evaluating the impact of the provisions of the ASU.

Subsequent Events

Management has evaluated subsequent events through February 26, 2015, which is the date the financial statement was available to be issued.

(3) Fair Value Measurements

FASB ASC 820 defines fair value and provides a framework for measuring and disclosing fair value in accordance with account principles generally accepted in the United States of America.

Various inputs may be used to determine the value of the Company's financial assets and liabilities. These inputs are summarized in three broad levels listed below. The input levels or methodologies used for valuing financial assets and liabilities are not necessarily an indication of the risk associated with those financial assets and liabilities.

Level 1: Quoted prices in active markets for identical financial assets and liabilities

Level 2: Observable inputs other than level 1 quoted prices

Level 3: Unobservable inputs

Observable inputs are inputs that other market participants may use in pricing a financial asset or liability. These may include quoted prices for similar assets and liabilities, interest rates, prepayment speeds, credit risk and others. The determination of what constitutes observable inputs requires judgment by management of the Company.

In situations where quoted prices or observable inputs are unavailable or deemed less relevant (for example, when there is little or no market activity for an asset or liability at the end of the period), unobservable inputs may be used. Unobservable inputs reflect the Company's own assumptions about the factors market participants would use in pricing an asset or liability, and would be based upon available information.

Continued...

(3) Fair Value Measurements, Continued

For the year ended December 31, 2014, the application of valuation techniques applied to similar assets and liabilities has been consistent. The following is a description of the valuation methodologies used for instruments measured at fair value:

Common and Preferred Stock

The Company's investment in common and preferred stock is generally valued using quoted market prices for identical securities.

Corporate Debt Obligations

The fair value of corporate bonds is estimated using recently executed transactions, market price quotations (where observable), bond spreads, or credit default swap spreads. The spread data used are for approximately the same maturity and credit quality as the bonds. When observable price quotations are not available, fair value is determined based on cash flow models with yield curves and bond spreads.

Government & Municipal Obligations

The fair value of government and municipal bonds is estimated using recently executed transactions, market price quotations and pricing models that factor in, where applicable, interest rates, bond or credit default swap spreads and volatility.

Continued...

(3) Fair Value Measurements, Continued

The table below presents the balances of assets and liabilities measured at fair value on a recurring basis at December 31, 2014:

Description	Level 1	Level 2	Level 3	Total
Securities owned:				
Common stock:				
Financial sector	$ 1,036,177	$ -	$ -	$ 1,036,177
Other	14,150	-	-	14,150
Preferred stock:				
Financial sector	422,380	-	-	422,380
Other	51,067	-	-	51,067
Corporate debt obligations:				
Investment grade	-	2,138,409	-	2,138,409
Other **	-	201,568	-	201,568
Government & Municipal obligations:				
Investment grade	-	650,779	-	650,779
Total securities owned	$ 1,523,774	$ 2,990,756	$ -	$ 4,514,530
Securities sold, not yet purchased				
Common Stock, financial sector	$ 28,027	$ -	$ -	$ 28,027
Corporate debt obligations, investment grade	-	70,944	-	70,944
Total securities sold, not yet purchased	$ 28,027	$ 70,944	$ -	$ 98,971

** Includes securities with a Standard and Poor's rating lower than BBB- at December 31, 2014 or securities not rated by Standard and Poor's.

(4) Leasehold Improvements

Leasehold improvements are summarized as follows at December 31, 2014:

Leasehold improvements	$ 321,366
Accumulated amortization	(303,305)
	$ 18,061

(5) Receivable from and Payable to Clearing Broker

FASB ASC 210, *Balance Sheet*, provides that a right of set-off exists when certain conditions are met. Management has determined that right of set-off exists for certain amounts receivable from and payable to the clearing broker, and has presented these amounts net in the accompanying statement of financial condition. Receivable from and payable to clearing broker at December 31, 2014, consist of the following:

	Receivable (Payable)
Commissions receivable from clearing broker	$ 902,884
Cash held at clearing broker	4,634,000
Receivable for income earned	283,459
Margin loan	(4,387,649)
Fees payable to clearing broker	(222,936)
Receivable from clearing broker, net	$ 1,209,758

The Company clears its proprietary and customer transactions through another broker dealer on a fully disclosed basis. The commission receivable and fees payable to the clearing broker relates to the aforementioned transactions and are collateralized by all cash and securities that the Company maintains with the clearing broker. The Company also maintains a clearing deposit of $100,000 with the clearing broker.

The Company carries its securities owned and securities sold, not yet purchased with the clearing broker. The clearing broker finances the Company's inventory under normal margin terms. The margin requirement at December 31, 2014 was approximately $782,000 and is included in the cash held at clearing broker above. The Company pays interest on the margin loan at the clearing broker's call rate (2.00% at December 31, 2014). The Company also receives interest on the cash held at the clearing broker's call rate.

(6) 401(k) Savings and Profit Sharing Plan

The Company sponsors a 401(k) and profit sharing plan covering all employees who have attained specified age and length of service requirements. Employees of the Company may elect to make contributions pursuant to a salary reduction agreement. Profit sharing contributions may be made to the plan at the discretion of the management of the Company. The Company did not make a profit sharing contribution to the plan for the year ended December 31, 2014.

(7) Net Capital and Reserve Requirement

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in SEC Rule 15c3-1, shall not exceed 15 to 1. At December 31, 2014, the Company had regulatory net capital of $3,929,656, which was $3,287,656 in excess of its required net capital of $642,000. The Company's aggregate indebtedness was $3,684,274; the ratio aggregate indebtedness to net capital was less than 1 to 1.

The Company is an introducing broker-dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker. This allows the Company to claim an exemption from SEC Rule 15c3-3 under subparagraph (k)(2)(ii).

(8) Commitments and Contingent Liabilities

Leases

The Company leases office space and office equipment under operating leases that expire at various dates through 2020. Annual minimum lease payments, including the lease described in Note 9 to the financial statement, required under these leases as of December 31, 2014 are:

Year Ending December 31,	Amount
2015	$ 1,096,597
2016	460,805
2017	204,364
2018	119,735
2019	75,837
2020	67,173

Continued...

(8) Commitments and Contingent Liabilities, Continued

Underwriting Commitments

In the normal course of business, the Company enters into underwriting commitments. At times, the Company is required to make a good faith deposit on an underwriting. At December 31, 2014, there were no outstanding good faith deposits.

Agreement with Clearing Broker

The Company has an agreement with the clearing broker to carry the proprietary accounts of the Company, the cash, securities and margin accounts of the customers of the Company and to clear securities transactions on a fully disclosed basis for such accounts. The initial term of the agreement expired in August 2014. Under the terms of this agreement, it has been extended on a month-to-month basis.

Litigation and Regulation

From time to time, the Company is involved in legal proceedings in the ordinary course of business. The Company is aware of a claim from a former client regarding the suitability of investments and certain trading activity in the former client's account. The Company is also subject to regulatory examinations. The Company received a request from a regulator to provide information related to the Company's participation in municipal securities underwritings. In Connection with supplying the requested information, the Company consented to certain settlement terms with the regulator, should the regulator request a settlement. The Company has accrued an estimated liability of $200,000 in connection with the matters described herein. The actual outcome of these matters may differ from the Company's estimates.

Indemnifications

In the normal course of business, the Company may indemnify and guarantee certain service providers, such as the clearing broker, against potential losses in connection with their acting as an agent or, providing services to, the Company. The maximum potential amount of future payments that the Company may be required to make under these indemnifications cannot be reasonably estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded a contingent liability in the financial statement for these indemnifications.

(9) Intercompany Transactions

The Company leases furniture, equipment and office space from the Parent under an annual operating lease agreement. Lease payments required under the lease as of December 31, 2014 are $576,068 for the year ending December 31, 2015.

Continued...

(9) Intercompany Transactions, Continued

The Company has advanced funds to its Parent. These advances are noninterest bearing and there are no scheduled repayment terms. Total receivable from Parent as of December 31, 2014 was $2,702,276.

On May 1, 2014, the Company borrowed $6,300,000 from its Parent through a temporary subordinated loan agreement (TSLA) as approved by FINRA. This subordinated note accrued interest at 16% per annum and was scheduled to mature on May 15, 2014. The TSLA note, as approved by FINRA, was repaid early on May 6, 2014.

Under a service agreement, the Company provides certain administrative, compliance, information technology, sales and marketing support to Aqua Terra Asset Management, LLC ("ATAM"), a wholly owned subsidiary of the Parent. During 2014, the Company charged ATAM $35,350 for these services.

(10) Trading Activities and Related Risks

In the normal course of business, the Company is a party to financial instruments with off balance sheet risk. These financial instruments may include outstanding delayed delivery, underwriting and options contracts that involve elements of risks in excess of the amounts recognized in the statement of financial condition. These contracts are entered into as part of the Company's market risk management trading and financing activities. These contracts are valued at fair value, and unrealized gains and losses are reflected in the financial statement.

Additionally, in the normal course of business, the Company enters into financial transactions where there is risk of potential loss due to changes in fair value ("market risk") or failure of the other party to the transaction to perform ("credit risk").

Market risk is the potential change in fair value caused by fluctuations in market prices of an underlying financial instrument. Subsequent market fluctuations may require selling securities owned at prices that differ from the fair values reflected in the statement of financial condition. Market risk is directly impacted by the volatility and liquidity in the markets in which financial instruments are traded. The Company seeks to control such market risk by measuring and monitoring its risk limits on a regular basis.

Credit risk is the possibility that a loss may occur due to the failure of counterparty to perform according to the terms of the contract. A significant portion of the Company's assets are dependent upon the credit worthiness of the Company's clearing organization. The Company monitors its exposure to these credit risks on a regular basis.

Continued...

(10) Trading Activities and Related Risks, Continued

The Company also engages in activities involving the execution of various securities transactions for the benefit of customers. These services are provided on fully disclosed basis. These activities may expose the Company to credit risk including off-balance sheet and market risks in the event client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase the Company's risk.